FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Registration Number 1968/004880/06)
(“Gold Fields”)
Share Code: GFI
ISIN: ZAE000018123

APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

In terms of Section 3.59 of the Listings Requirements of JSE Limited, it is announced that
Mr Michael A Sosnovski has been appointed a non-executive director of the company with immediate effect. Mr Sosnovski (30 years) is a former corporate secretary and currently advisor to the general director of MMC Norilsk Nickel . Prior to joining MMC Norilsk Nickel,
Mr Sosnovski held the position of associate at Firestone Duncan Legal Services Ltd from
June 1994 to June 1995, senior associate at Eckstein & Partners from May 1996 to
February 1998, senior associate at Akin, Gump, Strauss, Hauer & Feld from February
1998 to January 2000 and Vice-President, Chief Counsel at LV Finance LLC from January
2000 to July 2003. Mr Sosnovski holds an International Law and Master of Laws with honours degrees from the Moscow State Institute for International Relations.

ON BEHALF OF THE BOARD

18 November 2005

Sponsor
JP Morgan

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 November 2005

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs